NR10-03

April 21, 2010

Cardero Baja IOCG Project Update

Drilling of San Fernando West Target Has Commenced

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) is pleased to provide an update on the Baja IOCG Project in Baja California Norte, Mexico where drilling on the San Fernando West target area has commenced.  Drilling to date has significantly increased the Company’s understanding of the large copper-bearing system and has resulted in a re-prioritization of drill targets on the Western flank the large property.  The best drill results from previous drilling at San Fernando East and Central were located in the extreme west of the original target area and no drilling has ever been completed on the San Fernando West target.  All previous drilling, including holes completed in 2010, vectors to the west and these targets are now being tested for the first time.

This phase of the drill program consists of five drillholes, the first of which has been completed, intersecting more than 100 metres of highly fractured, brecciated and potassic-sodic-calcic altered rocks containing trace copper mineralization.  The remaining drillholes will test a series of multi-element IOCG pathfinder geochemical anomalies (copper-zinc-silver) where surface mapping has highlighted abundant brecciation of the volcanic rocks.  The area is essentially untested with only one drillhole on the eastern fringe of the geochemical-structural anomaly over approximately 3 kilometres strike length.

Baja Iron Oxide-Copper-Gold (IOCG) Belt

Recent structural re-interpretation and analysis has successfully developed multiple bulk-tonnage copper-gold targets on the Company’s Baja Iron Oxide-Copper-Gold project.  Previous exploration by Anglo American and Cardero successfully intersected locally productive and large pervasive IOCG systems at the Picale and San Fernando prospects in addition to identifying several other large copper bearing IOCG targets.

Current exploration drilling is testing the test bulk tonnage copper targets at the San Fernando, San Jose and Santa Maria prospects.

Current Drilling – San Fernando West

An initial drill test within the San Fernando West target area (SF10-024) has been completed and sampled but to date no analysis has been received from the laboratory.  The drillhole is not expected to contain significant copper mineralization, however, the intense alteration and brecciation in the drillhole is encouraging and has provided a new impetus to test the associated geochemical anomalies.

Drillhole SF10-024 intersected massive fine-grained andesitic volcanic rocks, which elsewhere in San Fernando are relatively unaltered and are generally considered poor potential host units.  In the west, the rocks are strongly brecciated (tectonic and hydrothermal) by hydrothermal fluids creating enormous amounts of permeability and space in an area coincident with strong surface soil geochemical anomalies.  Copper and IOCG geochemical anomalies exist over approximately 3,000 metres strike.

Westerly Vectors

Detailed examination and re-interpretation of the historical San Fernando drill core has highlighted a number of clear indicators and vectors towards the western area:

  The vast majority of holes in the San Fernando Central area intersected significant alteration and trace to moderate copper mineralization.  Drill highlights ranged from 260 to 280 metres at 0.20% to 0.24% copper & 19% iron within which higher-grade intervals occur ranging from 31 to 47 metres at 0.96% to 0.74% copper at San Fernando.
  Alteration progresses from distal sodic and sodic-calcic alteration in the east and central areas to more proximal potassic alteration in the central and western areas.
  Sulphide mineralization is present throughout much of the San Fernando area - as is typical of strong IOCG systems - but pyrite and trace chalcopyrite (copper) in the east give way to pyrite and more abundant chalcopyrite (copper), together with higher temperature pyrrhotite sulphides to the west.

Therefore, all alteration and mineralization intersected to date vectors to the western area as potentially hosting more significant copper mineralization.

San Fernando Central - 2010

During the current drill program, a total of 7 drillholes have been drilled at San Fernando Central for a total of approximately 2200 metres to test recently defined structural targets.  Drill results, when available and compiled, are not expected to represent a material improvement on previous San Fernando drilling results.  The drillholes continue to intersect minor copper mineralization over significant intervals but no intersections that could be considered potentially economic.  What is significant is the increased understanding of the system and the clear vectors pointing to San Fernando West.

San Jose Drilling - 2010

A series of 5 drillholes have been completed on the previously untested San Jose target, for a total of approximately 1,000 metres, located 25 kilometres north of the main San Fernando target area.  The drillholes were focussed on testing a large Induced Polarization (IP) anomaly.  No analysis has been received from the drillhole sampling to date but visual inspection of the core suggests that the IP anomaly has been adequately explained by barren disseminated pyrite mineralization.  Assuming that the laboratory results are as expected, no further testing will be undertaken in the area and the claims will be relinquished.

Other Targets

A post-doctorate IOCG research specialist from Colorado School of Mines is currently working at the Baja Project - the primary objectives are to provide further interpretation of this frontier IOCG district, which it is hoped will lead to further drill testing on the large property package.

Cardero Acquires Additional ITH shares

The Company also announces that it has acquired an additional 1,035,723 common shares of International Tower Hill Mines Ltd., at a cost of CAD 6.00 per share, in the recent non-brokered private placement by ITH completed earlier this month.  The Company now holds an aggregate of 4,582,523 common shares of ITH, representing approximately 6.99% of the outstanding common shares.

Qualified Person

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Business Development and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Dr. Cruise is not independent of the Company as he is an employee and shareholder.

The work programs at Baja were designed by, and are supervised by, Keith Henderson, VP Exploration of Cardero, and Dr. Mark Cruise who together are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex Laboratories, Vancouver, for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.

About Cardero Resource Corp.

Cardero’s focus through 2010 is to realise the considerable value it believes is locked in its remaining iron ore assets in the Marcona District of southern Peru, the Baja district of Mexico and in Minnesota, USA while continuing to progress its base and precious metal exploration projects in Argentina and Mexico and aggressively seek out and potentially acquire new advanced stage projects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the New York Stock Exchange Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the potential discovery of mineral deposits at the Company’s Baja IOCG project, the potential for the discovery of bulk-tonnage targets, the potential discovery of economic mineralization, and the timing, cost and nature of future anticipated exploration programs and the results thereof are forward-looking statements.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies and other risks and uncertainties disclosed in the Company’s annual information form filed with the B.C., Alberta and Ontario Securities Commissions and the annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.